Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro announces results for the Quarter ended September 30, 2026

IT services segment revenue flat sequentially and increased 0.6% YoY CC

Operating Margin at 16.5% expanded 0.5% QoQ

EPS increased 4.2% YoY; Operating cash flow at 165.8% of Net income

EAST BRUNSWICK, N.J. | BENGALURU, India – October 15, 2026: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading AI-powered technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2026.

Highlights of the Results

Results for the Quarter ended September 30, 2026:

1.	Gross revenue at ₹247.5 billion ($2,583.0 million1), an increase of 1.1% QoQ and 9.1% YoY.

2.	IT services segment revenue was at $2611.5 million, decrease of 0.1% QoQ and increase of 0.3% YoY.

3.	Non-GAAP constant currency[2] IT Services segment revenue was flat sequentially and increase of 0.6% YoY.

4.	Total Bookings[3] was at $2,595 million, down by 22.9% QoQ in constant currency[2]. Large deal bookings[4] was at $674 million, decrease of 58.6% QoQ in constant currency[2].

5.	IT services operating margin[5] for Q2’27 was at 16.5%, up by 0.5% QoQ and down by 0.2% YoY.

6.	Net income for the quarter was at ₹32.0 billion ($333.9 million1), decrease of 4.7% QoQ and 1.9% YoY.

7.	Earnings per share for the quarter at ₹3.23 ($0.031), increase of 0.9% QoQ and increase of 4.2% YoY.

8.	Operating cash flows of ₹53.0 billion ($553.6 million1), increase of 61.3% QoQ and at 165.8% of net income for the quarter.

9.	Voluntary attrition was at 13.8% on a trailing 12-month basis.

Outlook for the Quarter ending December 31, 2026

We expect revenue from our IT Services business segment to be in the range of $2,571 million to $2,625 million*. This translates to sequential guidance of (-)1.5% to (+)0.5% in constant currency terms.

*	Outlook for the Quarter ending December 31, 2026, is based on the following exchange rates: GBP/USD at 1.35, Euro/USD at 1.15 , AUD/USD at 0.71, USD/INR at 95.76 and CAD/USD at 0.72

Performance for the Quarter ended September 30, 2026

Srini Pallia, CEO and Managing Director, said, “The strategic investments we have been making are beginning to deliver results. They are enhancing our ability to win in new markets, add new clients, and grow existing relationships. At the same time, our consulting-led, AI-powered strategy is helping us create larger transformation opportunities. We see AI as a long-term growth driver that will expand the addressable market for technology and business transformation. We are already seeing its potential reflected in the momentum across our AI-Native Unit and AI offerings portfolio”.

Aparna Iyer, Chief Financial Officer, said, “Our operating margin for the quarter was 16.5%, an expansion of 0.5% sequentially. We have delivered this improvement even while continuing to invest in our business and people. We remain relentless in driving cash flow conversion. Q2 is yet another quarter where our operating cash flow has been robust and stood at 166% of net income.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹95.83, as published by the Federal Reserve Board of Governors on September 30, 2026. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2026, was US$1= ₹94.45

2.	Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value.

5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financial.

Highlights of Strategic Deal Wins

In Q2’27, Wipro continued to win large and strategic deals across industries. Key highlights include:

1.

One of the largest US-based banking institutions has selected Wipro to modernize its mortgage operations through Wipro’s lending platform NetOxygen. Powered by Wipro Intelligence™, the platform will be implemented to simplify lending processes, automate key tasks, and provide actionable insights to support faster and more informed decision-making. Deployment of this platform is expected to improve borrower experience, accelerate loan closing times, and create a more efficient, scalable, and compliant lending ecosystem.

2.

A global technology company has renewed and expanded its relationship with Wipro to modernize its Enterprise Products organization and enhance employee experience through more resilient and scalable applications. As part of this multi-year engagement, Wipro will strengthen the client’s application landscape, support the development of AI-enabled enterprise solutions, and consolidate responsibilities into a unified delivery model. Wipro will leverage intelligent automation and AI-powered engineering capabilities to improve productivity, accelerate testing and delivery, and create a more integrated, cost-efficient operating model that enhances application reliability and user experience.

3.

Seeking to improve operational efficiency and overall stakeholder experience, a leading US-based health insurance provider has appointed Wipro as a strategic partner to transform its provider services organization. Wipro will combine end-to-end provider support services with analytics, workforce planning, quality management, and operational excellence methodologies to identify root causes, optimize workflows, and improve business outcomes. This engagement will help accelerate issue resolution, enhance customer experience, and create a more scalable and cost-efficient operating model.

4.

Wipro was selected by a global biotechnology company to transform and scale its post-market quality assurance operations to address changing regulatory requirements and the need for greater operational efficiency. Wipro will deliver end-to-end complaint management, reporting, and multilingual support services. Wipro will also introduce an AI-enabled operating model to ensure intelligent document processing, workflow orchestration, and automated compliance support. This transformation will improve processing speed, quality, and audit readiness, while reducing costs and creating a more resilient organization.

5.

A leading Asia-based Fortune 500 conglomerate selected Wipro to establish an AI Global Capability Center (GCC) as part of its enterprise AI transformation agenda. The engagement combines AI engineering talent, governance, innovation programs, and capability building to accelerate the development of AI-powered products and platforms while creating a scalable operating model for long-term growth.

6.

A leading global network technology provider has selected Wipro for a strategic engagement to scale its core mobile network services business worldwide. Wipro will provide network implementation, testing, and AI-led automation to simplify delivery and improve operational efficiency. The engagement will enable the client to expand delivery capacity, accelerate service deployment, and enhance quality and consistency across customer programs through a centralized delivery model.

7.

In a significant win for Wipro’s AI-Native Business & Platform unit, a large North American public services organization has selected Wipro to modernize its enrolment, customer engagement, and operational management processes. Wipro will deploy an AI-native digital operations platform designed to streamline onboarding, communications, and workflow management through a unified operating model. Powered by AI agents, conversational AI, intelligent document processing and predictive analytics, the platform will automate complex processes, enhance operational efficiency, and improve user experiences at scale. This win further demonstrates growing demand for AI-native platforms that help organizations simplify operations, improve service outcomes, and accelerate digital transformation.

8.

A global leader in beverages has awarded Wipro an expanded engagement to simplify, consolidate and optimize its technology operations. Wipro will deliver end-to-end infrastructure and hybrid cloud services, enhanced with Wipro Intelligence™, to provide personalized support, proactive issue resolution, automation of routine tasks, and improved operational visibility. The engagement will enhance employee experience, improve service performance, strengthen compliance, and cost optimization.

9.

A Europe-based global provider of industrial products and service solutions has renewed its engagement with Wipro for an enterprise-wide business transformation. Wipro will implement a single global enterprise resource planning platform, standardizing processes and data across regions while modernizing the client’s core business systems. The program will provide real-time operational and financial visibility, improve efficiency, and enhance the agility needed to scale and respond more quickly to evolving market and customer demands.

10.

A leading global life sciences company has selected Wipro to establish an AI-powered supply chain intelligence platform to improve the speed, consistency, and quality of critical decisions. Beginning with a consulting-led assessment of business processes, data readiness, and governance requirements, Wipro will establish a trusted data foundation and deploy agents through WEGA to improve manufacturing, distribution, and inventory management decisions. This engagement will help accelerate decision-making, strengthen supplier risk visibility, improve responsiveness to supply disruptions, and create a scalable platform for future growth.

11.

A major energy company in the Middle East has selected Wipro to transform its procurement and finance operations through an AI-led operating model. Leveraging Wipro Intelligence™, Wipro will automate procurement workflows, supplier interactions, invoice management, and exception resolution. This will enable a more efficient, scalable and insight-driven enterprise operations function.

12.

A leading North American financial services institution is modernizing its trade exception management capability with Capco, a Wipro company, to create a single view of trade, settlement, and position exceptions across the enterprise. Capco will design and implement a scalable platform that consolidates data from multiple internal and external sources, enabling faster investigation and resolution of operational exceptions. The solution will introduce AI-assisted exception detection, enhanced auditability, and configurable workflows to strengthen accountability, and operational controls.

Analyst Recognitions

1.	Wipro was recognized as a Leader in IDC MarketScape: Worldwide AI-Driven Professional Services for Oil and Gas Companies 2026 Vendor Assessment (Doc # US54135126 Aug 2026)

2.	Wipro was recognized as a Leader in ISG Provider Lens®—Microsoft AI and Cloud Ecosystem 2026—US (all quadrants)

3.	Wipro was rated as a Leader in Avasant’s Healthcare Payor Digital Services 2026 RadarView™

4.	Wipro was featured as a Leader in Avasant’s Telecom Digital Services 2026 RadarView™

5.	Wipro was ranked as a Leader in Avasant’s Utilities Digital Services 2026 RadarView™

6.	Wipro was positioned as a Leader in Everest Group’s Cybersecurity Services PEAK Matrix® Assessment 2026 – Global

7.	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Oracle Implementation Services 2026 Vendor Assessment (Doc # US54124626 Aug 2026)

8.	Wipro was positioned as a Leader in ISG Provider Lens®—Future of Work Services 2026—US & Europe (all quadrants)

9.	Wipro was recognized as a Leader in Everest Group’s Quality Engineering (QE) Services for AI Applications and Systems PEAK Matrix® Assessment 2026

10.	Wipro was rated as a Leader in Everest Group’s Application Management Services PEAK Matrix® Assessment 2026

11.	Wipro was positioned as a Leader in Everest Group’s Integrated Finance and Accounting Services (FAS) PEAK Matrix® Assessment 2026

IT Products

1.	IT Products segment revenue for the quarter was ₹1.5 billion ($15.8 million1)

2.	IT Products segment results for the quarter were (-) ₹0.1 billion ((-) $0.8 million1)

Please refer to the table on page 11 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 11 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended September 30, 2026, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:00 p.m. Indian Standard Time (9:30 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a webcast and can be accessed at the following link-https://event.choruscall.com/mediaframe/webcast.html?webcastid=0q8EorJM

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading AI-powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses. The Wipro Innovation Network – part of the Wipro Intelligence™ suite – underpins our commitment to client-centric co-innovation and co-creation by bringing together capabilities from the innovation labs and partner labs, academia, and global tech communities. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

Contact for Investor Relations	Contact for Media & Press
Abhishek Jain	Dinesh Joshi
Phone: +91-80-6142 6143	Phone: +91 92052-64001
abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, the benefits its customers experience and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2026	As at September 30, 2026
			Convenience translation into U.S. Dollar in millions (unaudited) at the rate of ₹ 95.83
ASSETS
Goodwill	387,399	409,181	4,270
Intangible assets	29,176	49,684	518
Property, plant and equipment	81,787	81,507	851
Right-of-Use assets	28,287	26,939	281
Financial assets
Investments	28,053	27,727	289
Trade receivables	349	—	—
Unbilled receivables	7,433	8,703	91
Other financial assets	6,259	7,946	83
Investments accounted for using the equity method	2,126	2,228	23
Deferred tax assets	5,242	5,620	59
Non-current tax assets	7,787	3,858	40
Other non-current assets	9,010	8,936	93

Total non-current assets	592,908	632,329	6,598

Inventories	517	835	9
Financial assets
Derivative assets	888	1,726	18
Investments	437,680	341,527	3,564
Cash and cash equivalents	105,555	95,016	992
Trade receivables	135,901	129,060	1,347
Unbilled receivables	76,823	79,301	827
Other financial assets	10,245	13,277	139
Contract assets	14,819	16,115	168
Current tax assets	10,762	12,178	127
Other current assets	33,164	39,146	408

Total current assets	826,354	728,181	7,599

TOTAL ASSETS	1,419,262	1,360,510	14,197

EQUITY
Share capital	20,977	19,810	207
Share premium	6,158	1,554	16
Retained earnings	735,057	641,170	6,691
Share-based payment reserve	7,920	6,013	63
Special Economic Zone Re-investment reserve	25,966	21,842	228
Other components of equity	89,290	104,440	1,090

Equity attributable to the equity holders of the Company	885,368	794,829	8,295
Non-controlling interests	2,509	1,721	18

TOTAL EQUITY	887,877	796,550	8,313

LIABILITIES
Financial liabilities
Loans and borrowings	1,962	—	—
Lease liabilities	26,327	26,474	276
Accrued expenses	4,394	4,686	49
Other financial liabilities	6,743	8,574	89
Deferred tax liabilities	17,266	21,677	226
Non-current tax liabilities	48,195	45,289	473
Other non-current liabilities	23,042	28,920	302
Provisions	224	121	1

Total non-current liabilities	128,153	135,741	1,416

Financial liabilities
Loans, borrowings and bank overdrafts	165,912	185,021	1,931
Lease liabilities	8,709	9,570	100
Derivative liabilities	10,978	2,992	31
Trade payables and accrued expenses	94,924	99,284	1,036
Other financial liabilities	11,357	5,131	53
Contract liabilities	25,434	22,706	237
Current tax liabilities	49,621	63,432	662
Other current liabilities	34,801	38,951	406
Provisions	1,496	1,132	12

Total current liabilities	403,232	428,219	4,468

TOTAL LIABILITIES	531,385	563,960	5,884

TOTAL EQUITY AND LIABILITIES	1,419,262	1,360,510	14,197

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2025	2026	2026	2025	2026	2026
			Convenience translation into US dollar in millions (unaudited) at the rate of ₹ 95.83			Convenience translation into U.S. Dollar in millions (unaudited) at the rate of ₹ 95.83
Revenues	226,973	247,527	2,583	448,319	492,313	5,137
Cost of revenues	(159,832)	(176,071)	(1,838)	(317,079)	(350,971)	(3,662)

Gross profit	67,141	71,456	745	131,240	141,342	1,475
Selling and marketing expenses	(14,920)	(16,726)	(174)	(30,205)	(33,222)	(347)
General and administrative expenses	(14,950)	(14,740)	(154)	(28,222)	(29,703)	(310)
Foreign exchange gains/(losses), net	558	655	7	740	1,434	15

Results from operating activities	37,829	40,645	424	73,553	79,851	833
Finance expenses	(3,612)	(5,454)	(57)	(7,220)	(10,182)	(106)
Finance and other income	8,455	6,770	71	18,872	15,642	163
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	152	86	1	202	81	1

Profit before tax	42,824	42,047	439	85,407	85,392	891
Income tax expense	(10,200)	(10,050)	(105)	(19,418)	(19,832)	(207)

Profit for the period	32,624	31,997	334	65,989	65,560	684

Profit attributable to:
Equity holders of the Company	32,462	32,006	334	65,766	65,526	684
Non-controlling interests	162	(9)	^	223	34	^

Profit for the period	32,624	31,997	334	65,989	65,560	684

Earnings per equity share:
Attributable to equity holders of the Company
Basic	3.10	3.23	0.03	6.28	6.43	0.07
Diluted	3.09	3.23	0.03	6.26	6.43	0.07
Weighted average number of equity shares used in computing earnings per equity share
Basic	10,475,705,330	9,898,117,199	9,898,117,199	10,474,157,025	10,177,461,861	10,177,461,861
Diluted	10,496,319,658	9,911,142,842	9,911,142,842	10,495,032,480	10,192,427,079	10,192,427,079
^ Value is less than 0.5

Information on reportable segments for the three months ended September 30, 2026, June 30, 2026, September 30, 2025, six months ended September 30, 2026, September 30, 2025 and year ended March 31, 2026 are as follows:

Particulars	Three months ended			Six months ended		Year ended
	September 30, 2026	June 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025	March 31, 2026
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	84,985	86,087	80,556	171,072	159,595	328,118
Americas 2	63,194	62,119	61,276	125,313	122,404	246,530
Europe	67,546	66,569	59,531	134,115	116,348	244,165
APMEA	30,945	29,754	25,042	60,699	48,858	102,340

Total of IT Services	246,670	244,529	226,405	491,199	447,205	921,153
IT Products	1,512	1,036	1,126	2,548	1,854	6,940

Total segment revenue	248,182	245,565	227,531	493,747	449,059	928,093

Segment result
IT Services
Americas 1	16,009	16,691	17,265	32,700	33,581	69,852
Americas 2	11,222	9,874	11,292	21,096	23,355	46,182
Europe	11,309	9,047	6,962	20,356	12,988	31,083
APMEA	4,323	4,362	3,308	8,685	6,287	14,955
Unallocated	(2,137)	(787)	(1,018)	(2,924)	(268)	(3,426)

Total of IT Services	40,726	39,187	37,809	79,913	75,943	158,646
IT Products	(72)	16	101	(56)	121	559
Reconciling Items	(9)	3	(81)	(6)	(2,511)	(7,954)

Total segment result	40,645	39,206	37,829	79,851	73,553	151,251

Finance expenses	(5,454)	(4,728)	(3,612)	(10,182)	(7,220)	(14,577)
Finance and other income	6,770	8,872	8,455	15,642	18,872	36,491
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	86	(5)	152	81	202	257

Profit before tax	42,047	43,345	42,824	85,392	85,407	173,422

Additional Information:

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are organized by industry sectors, while Europe and APMEA are organized by countries.

Americas 1 includes the following industry sectors in the United States of America, Latin America and Canada: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health and Consumer. Americas 2 includes the following industry sectors in the United States of America, Latin America and Canada: Banking and Financial Services, Energy, Manufacturing and Resources and Capital Markets and Insurance. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Effective April 1, 2026, the customers across Latin America and Canada are aligned with the respective industry sectors in Americas 1 and Americas 2. Additionally, Hi-tech sector and airports as a sub-sector for Americas are now subsumed under existing sectors of Americas 1.

Prior period comparables are readjusted to reflect this change.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

1.	Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended September 30, 2026

IT Services Revenue as per IFRS	$2611.5
Effect of Foreign currency exchange movement	$3.7

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2615.2

Three Months ended September 30, 2026

IT Services Revenue as per IFRS	$2,611.5
Effect of Foreign currency exchange movement	$7.5

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2619.1

2.	Reconciliation of Free Cash Flow for Three months and Six months ended September 30, 2026

Amounts in INR Mn

	Three months ended September 30, 2026	Six months ended September 30, 2026
Net Income for the period [A]	31,997	65,560
Computation of Free Cash Flow
Net cash generated from operating activities [B]	53,048	85,928
Add/ (deduct) cash inflow/ (outflow) on:
Purchase of property, plant and equipment	(-)4,261	(-)7,640
Proceeds from sale of property, plant and equipment	93	209
Free Cash Flow [C]	48,880	78,497
Operating Cash Flow as percentage of Net Income [B/A]	165.8%	131.1%
Free Cash Flow as percentage of Net Income [C/A]	152.8%	119.7%

*****